GLOBETECH VENTURES CORP.
Suite 1130 – 789 West Pender Street
Vancouver, British Columbia, V6C 1H2

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of the holders of common shares of GLOBETECH VENTURES CORP. (the “Company”) will be held on Thursday, March 4, 2010, at Suite 300, 576 Seymour Street, Vancouver, British Columbia, at 10:30 a.m., Pacific Standard time, for the following purposes:

1.	To receive the report of the directors of the Company.

2.	To receive and consider the audited financial statements of the Company for the financial year ended September 30, 2009, together with the auditors’ report thereon.

3.	To fix the number of directors for the ensuing year at four (4).

4.	To elect directors of the Company for the ensuing year.

5.	To appoint the auditors of the Company for the ensuing year and to authorized the directors to fix the auditors’ remuneration.

6.	To consider, and if thought fit, to pass an ordinary resolution adopting a 2010 incentive stock option plan, which ordinary resolution is set out in the accompanying Information Circular.

7.	To act on such other matters, including amendments to any of the foregoing, as may properly come before the Meeting or any adjournment thereof.

Accompanying this Notice of Meeting is an Information Circular and Instrument of Proxy. The Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. A Registered Shareholder who is unable to attend the Meeting in person is entitled to appoint a proxyholder to attend and vote in his stead. If you cannot be personally present, please refer to the notes accompanying the Instrument of Proxy enclosed and then complete and deposit the Instrument of Proxy with Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Fax: Within North America: 1-866-249-7775, Outside North America: (416) 263-9524, within the time set out in the notes.

The Instrument of Proxy must be signed by the Registered Shareholder or by his or her attorney authorized in writing, or, if the Registered Shareholder is a corporation, by an officer or director thereof as an authorized signatory. The completed Instrument of Proxy must be deposited at the office of Computershare Investor Services Inc. at least 48 hours before the time of the Meeting (excluding Saturdays, Sundays and holidays), or any adjournment thereof.

The enclosed Instrument of Proxy is solicited by management but you may amend it, if you so desire, by striking out the names of the management proxyholders shown and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 27th day of January, 2010.

BY ORDER OF THE BOARD OF DIRECTORS
“J. CASEY FORWARD”
President